NAME OF REGISTRANT:  Trillium Asset Management
NAME OF PERSON RELYING ON EXEMPTION:  Trillium Asset Management
ADDRESS OF PERSON RELYING ON EXEMPTION: Two Financial Center, 60 South St, Boston, MA 02111

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Regarding Pesticide Pollution

Trillium Asset Management and the Sustainability Group of Loring, Wolcott & Coolidge are the lead proponents of Item 5 in PepsiCo, Inc.’s proxy materials and encourage shareholders to vote in support of the proposal.

The shareholder proposal asks PepsiCo, Inc. (Pepsi) to improve transparency regarding any efforts by the company to track and reduce the amount of pesticides used in its supply chain. The Proponents believe taking such action would serve the long-term interests of the company and reduce business risks associated with potential disruption of food supply chains due to loss of pollinators, as well as competitive reputational risks.

Resolved: Shareholders request that the Board publicly report on company strategies and policy options to protect public health and pollinators through reduced pesticide usage in PepsiCo’s supply chain.
Supporting Statement: While the company has the discretion to determine its precise content, Proponents recommend that the requested report include:
•	Quantitative metrics tracking the amount of pesticides used and avoided, along with the class of pesticides used, reported annually,
•	Overall goals to reduce pesticide use and/or toxicity; and
•	Measures including technical assistance and incentives provided to growers, to avoid or minimize the use of pesticides.

Rationale for a “YES” VOTE:
1.
Consumer concerns and preferences — Pepsi’s reporting on pesticides is out of step with rising consumer concerns on pesticides usage and exposures, creating heightened reputational risk to the company.

2.
Supply chain risks — Pepsi’s failure to assess and reduce its pesticide use could result in supply chain risks, especially the loss of pollinators critical to producing essential food crops for the company.

3.
Regulatory risks — Pepsi’s regulatory risk is heightened by its failure to disclose efforts to go beyond regulatory requirements in this area which could leave it behind the curve on potential agrochemical restrictions in key areas of its supply chain.

4.
Actions and disclosures may lag peers — Several companies in the food sector have begun assessing and mitigating pesticide risks. In a number of cases, companies have taken action to track reductions of pesticide use, such as pesticides suspected of harming pollinators.

5.
Transparency on pesticides management is insufficient — Pepsi’s current disclosure on pesticide use fails to meet consumer and investor expectations for transparency. Pepsi has strong reporting in a number of sustainability-related areas; however, it is virtually silent on its efforts to manage and reduce pesticides.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Trillium Asset Management and the Sustainability Group are not able to vote your proxies, nor does this communication contemplate such an event.  The Trillium Asset Management and the Sustainability Group urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

Consumer concerns and preferences
Consumers are increasingly concerned about how their food is produced.
•	According to a 2014 survey, over three-quarters of the population says it considers sustainability when making food purchasing decisions.[1]
•	Consumers are choosing more organic offerings. Total organic product sales grew 11% in 2015. The organic snack food category grew 14% to $2.3 billion in sales - a threefold gain in ten years.[2]

Environmental and human health impacts associated with pesticide are a growing public concern.
•
Consumers and health professionals are concerned about the environmental and human health impacts associated with pesticide use and exposures. According to a Consumer Reports survey, “Eighty-nine percent of people think it is critical to protect the environment from chemicals” and “86 percent think it is critical to reduce pesticide exposure and support fair working conditions.”[3]

•
Independent experts issued findings on food and toxins in a report to the United Nations Human Rights Council in March 2017 in which they concluded “excessive use of pesticides are very dangerous to human health, to the environment and it is misleading to claim they are vital to ensuring food security”. [4]

•
In July 2016, prominent health providers and scientists released a scientific Consensus Statement as a national call to action to significantly reduce exposures to harmful chemicals. The group cited linkage between neurodevelopmental disorders in children and exposures to organophosphate pesticides used in food production.[5]

Supply chain risks
Risks to Pepsi’s supply chain from a decline in pollinators.
Bees and other pollinators play a significant role in global food systems and are at risk from pesticides usage. Approximately one of every three bites we eat comes from plants pollinated by honeybees.
Pepsi is a purchaser of crops, including apples and oranges, which are highly dependent on pollinators. Pepsi is also major purchaser of corn, the majority of which is grown in the U.S. from seed pre-treated with neonicotinoid (neonics) pesticides.
•
In 2014, the U.S. Federal Government stated, “Honey bees enable the production of at least 90 commercially grown crops in North America. Globally, 87 of the leading 115 food crops evaluated are dependent on pollinators, contributing 35% of global food production. Pollinators contribute more than 24 billion dollars to the United States economy, of which honey bees account for more than 15 billion dollars through their vital role in keeping fruits, nuts, and vegetables in our diets.” [6]

1 Cone Communications, “Three-Quarters Of Americans Say Sustainability Is A Priority When Making Food Purchasing Decisions, According to New Cone Communications Research,” 13 March 2014.
2 Consumer Reports Food Safety & Sustainability Center, “From Crop To Table: Pesticide Use in Produce,” March 2015, available at: https://www.ota.com/news/press-releases/19031.
3 Consumer Reports Food Safety & Sustainability Center, “From Crop To Table: Pesticide Use in Produce,” March 2015, available at: https://www.ota.com/news/press-releases/19031.
4 Office of the High Commissioner Of Human Rights, “Pesticides Are ‘global human rights concern’, Say UN Experts Urging New Treaty.” 7 March 2017, available at: http://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21306&LangID=E.
5 “Project TENDR: Targeting Environmental Neuro-Developmental Risks. The TENDR Consensus Statement,” Environmental Health Perspectives,” Environmental Health Perspectives, Vol. 124, Number 7, July 2016, available at:  http://projecttendr.com/consensus-statement/.
6 The White House. Office of the Press Secretary. Fact Sheet: The Economic Challenge Posed by Declining Pollinator Populations. 20 June 2014.

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•	According to researchers, native pollinators alone contribute more than $3 billion to the U.S. agricultural economy.[7]
•
Since 2006, honeybees have been dying at unprecedented rates in the U.S. According to the USDA, between April 2014 and April 2015 summer losses of honeybee colonies exceeded winter losses; annual losses were 42 percent, up from 34 percent for the 2013-2014 year.[8]

Use of neonics contributes to health harms to bees and other pollinators.
The decline in honeybees is attributable to multiple stressors; but a growing body of research suggests that neonics, the most widely used class of insecticides globally, which interact with honeybees through multiple paths, are a notable contributor to recent declines. 9
•
In July 2014, a meta-analysis of 800 peer-reviewed studies by the Task Force on Systemic Pesticides -- a global group of independent scientists -- confirmed neonicotinoids are a key factor in bee declines and are harming beneficial organisms essential to functional ecosystems and food production including soil microbes, butterflies, earthworms, reptiles, and birds. The analysis finds that “Overall, the existing literature clearly shows that present-day levels of pollution with neonicotinoids and fipronil caused by authorized uses (i.e. following label rates and applying compounds as intended) frequently exceed the lowest observed adverse effect concentrations for a wide range of non-target species and are thus likely to have a wide range of negative biological and ecological impacts. The combination of prophylactic use, persistence, mobility, systemic properties and chronic toxicity is predicted to result in substantial impacts on biodiversity and ecosystem functioning.” [10]

•	Of one key finding the Task Force noted, “In the case of acute effects alone, some neonics are at least 5,000 to 10,000 times more toxic to bees than DDT.”[11]
•
According to Dr. Jean-Marc Bonmatin of The National Centre for Scientific Research in France and a lead author of the study, " Far from protecting food production, the use of neonics is threatening the very infrastructure which enables it, imperiling the pollinators, habitat engineers and natural pest controllers at the heart of a functioning ecosystem.”[12]

Regulatory Risks:
•	Failure to engage in aggressive, proactive reduction in use of pesticides can leave the company’s supply chain vulnerable to disruption as new regulations come on line.
•	In December 2013, the European Union enacted a ban on three neonics.[13] Restrictions on these neonics remain in place until an evaluation is finalized.[14]

7 Losey, John E., and Mace Vaughan. "The Economic Value of Ecological Services Provided by Insects." BioScience 56.4 (2006): 311.
8 Kaplan, Kim. “Bee Survey: Lower Winter Losses, Higher Summer Losses, Increased Total Annual Losses,” United States Department of Agriculture, Agricultural Research Service, 13 May 2015, Available at: https://www.ars.usda.gov/news-events/news/research-news/2015/bee-survey-lower-winter-losses-higher-summer-losses-increased-total-annual-losses/
9 Krupke, Christian H., Greg J. Hunt, Brian D. Eitzer, Gladys Andino, and Krispn Given. "Multiple Routes of Pesticide Exposure for Honey Bees Living Near Agricultural Fields." PLoS ONE 7.1 (2012).
10 Van der Sluijs, J. P. et al. “Conclusions of the Worldwide Integrated Assessment on the Risks of Neonicotinoids and Fipronil to Biodiversity and Ecosystem Functioning.” Environmental Science and Pollution Research International 22 (2015): 148–154.
11 "Harm." The Task Force on Systemic Pesticides. The Task Force on Systemic Pesticides.
12 "Systemic Pesticides Pose Global Threat to Biodiversity and Ecosystem Services." International Union for Conservation of Nature, 24 June 2014.
13 European Commission Press Release, “Bees $ Pesticides: Commission To Proceed With Plan To Better Protect Bees,” 29 April 2013, available at: http://europa.eu/rapid/press-release_IP-13-379_en.htm.
14 European Food Safety Authority, Pesticides and Bees: EFSA to Uphold Neonicotinoid Assessments,” Available at: https://www.efsa.europa.eu/en/press/news/160111.

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•	In September 2015, a U.S. appeals court overturned federal approval of an insecticide used on a variety of crops ruling that it could hasten an already ‘alarming decline in bees. [15]
•	In October 2014, the EPA concluded that neonic seed treatments provide little or no overall benefit to soybean production in most situations. [16]

Pepsi’s existing disclosures lag behind peers
Three food producers are disclosing strategies and partnerships — and in Sysco’s case, including metrics — to track efforts to minimize the use of neonics in their supply chains.  For specific commodity crops, General Mills and Conagra disclose efforts to mitigate pesticide use and prevent pesticide harms to pollinators.  Sysco quantified the pounds of pesticides avoided in its latest Sustainability Report and describes its growers’ practices to reduce harms to pollinators. Specifically, these companies are taking the following steps:
•
Sysco, as part of its Integrated Pest Management Program, encourages suppliers to protect pollinators. According to its Sustainability Report, “our Integrated Pest Management Program has created new standards that encourage suppliers to protect the bee pollinator process. Specifically, in 2014, we created new standards under our IPM program that encourage Sysco Brand suppliers to protect and create habitat and forage sources on the farm for pollinators.” Further, it also discloses “suppliers must track their pesticide use, with the goal of reducing the product’s quantity or toxicity.”  Finally, it quantifies the results of such efforts and discloses the amounts of pesticides avoided.  [17]

•
General Mills dedicates a page of its 2016 Global Responsibility Report to disclosing crop-specific efforts to improve pollinator health and through an extended partnership with non-profit conservation group Xerces Society and key commodity crop suppliers “to consolidate and disseminate guidance to growers of key commodities such as corn and soy on how to protect and minimize the impact of neonicotinoids and other pesticides to pollinators.”[18]

•
In its 2016 Citizenship Report, ConAgra Foods states that its Potato Sustainability Initiative includes specific criteria to protect bee habitat and reduce pollinators’ exposure to harmful pesticides.[19]

Pepsi’s Current efforts fail to address risk and meet expectations for transparency
•
Pepsi’s Sustainable Farming Initiative (SFI) is vague on its approach to pesticides. While the SFI has a goal to “optimize” the use of pesticides, nutrients and other agrochemicals, over the four years of the program’s operation the company has yet to disclose the metrics included in this “optimization goal,” nor has the company disclosed progress or challenges against its goals.  The company states that it sets standards for performance and expectations for growers, but since piloting the program in 2012, Pepsi has not disclosed metrics specific to pesticides, nor to the broader agrochemicals indicator in the standards that would allow investors to assess the effectiveness of policies and practices.

15 Pollinator Stewardship Council; American Honey Producers Association; National Honey Bee Advisory Board; American Beekeeping Federation; Thomas R. Smith; Bret L. Adee; Jeffery S. Anderson v. U.S. Environmental Protection Agency; Argued and submitted 14 April 2015, United States Court of Appeals for the Ninth Circuit, available at: http://cdn.ca9.uscourts.gov/datastore/opinions/2015/09/10/13-72346.pdf
16 Myers, Clayton and Elizabeth Hill, “Benefits of Neonicotinoid Seed Treatments to Soybean Production,” United States Environmental Protection Agency, 3 October 2014, available at: https://www.epa.gov/pollinator-protection/benefits-neonicotinoid-seed-treatments-soybean-production.
17 "Sustainable Agriculture." Sysco 2015 Sustainability Report-. Web. <http://sustainability.sysco.com/supplying-food-responsibly/sourcing-food-responsibly/sustainable-agriculture.php>.
18 General Mills. Global Responsibility Report 2016.
19 ConAgra Foods. 2016 Citizenship Report.

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•
Pepsi is a global company, but as yet fails to acknowledge the global risks from escalated use of pesticides. Its current disclosures focus on legal compliance, even though regulatory developments lag consumer, expert and competitor concern and action in this area. In its opposition statement, Pepsi takes a defensive posture toward perpetuating pesticides usage, noting that “[p]ositive environmental benefits have been realized over time from pesticide use, such as a smaller land use footprint for the same production.”  This focus ignores the environmental and health impacts. A 2017 United Nations report provides a clear account of the negative consequences that pesticide practices have on human health, and the environment.[20] The report also urged a new approach to farming, concluding that it is time to “overturn the myth that pesticides are necessary to feed the world.”

Conclusion:
Widespread public and scientific concern about environmental and public health impacts from neonicotinoids and other pesticides pose risks to our company’s food supply chain. Peer companies, General Mills, Sysco and Conagra are disclosing efforts to address these risks. Without better reporting from PepsiCo on its efforts to address the risks pesticides pose to human health and the environment, investors cannot adequately assess whether the company is effectively managing those risks.

20 Office of the High Commissioner Of Human Rights, “Pesticides Are ‘global human rights concern’, Say UN Experts Urging New Treaty.” 7 March 2017, available at: http://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21306&LangID=E.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC and The Sustainability Group of Loring, Wolcott & Coolidge.  The Sustainability Group of Loring, Wolcott & Coolidge and Trillium are NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.

The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. The securities mentioned have been selected to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. A complete list of companies that are on Trillium’s ‘Buy List’ is available on request. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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